Filed Pursuant to Rule 433

Registration No. 333-278180

June 17, 2024

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	5.200% Notes due June 21, 2027 (the “2027 Notes”) 5.400% Notes due June 21, 2034 (the “2034 Notes” and together with the 2027 Notes, the “Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered – Registration Statement No. 333-278180

Ranking:	Senior, Unsecured

Principal Amount:	2027 Notes: $400,000,000 2034 Notes: $600,000,000

Pricing Date:	June 17, 2024

Expected Settlement Date:

June 21, 2024 (T+3)

Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the first business day before settlement should consult their own advisor.

Maturity Date:	2027 Notes: June 21, 2027 2034 Notes: June 21, 2034

Interest Payment Dates:	2027 Notes: June 21 and December 21 of each year 2034 Notes: June 21 and December 21 of each year

First Interest Payment Date:	2027 Notes: December 21, 2024 2034 Notes: December 21, 2024

Benchmark Treasury:	2027 Notes: 4.625% due June 15, 2027 2034 Notes: 4.375% due May 15, 2034

Benchmark Treasury Price:	2027 Notes: 100-10 7/8 2034 Notes: 100-25+

Benchmark Treasury Yield:	2027 Notes: 4.502% 2034 Notes: 4.275%

Spread to Benchmark Treasury:	2027 Notes: T + 70 basis points 2034 Notes: T + 117 basis points

Reoffer Yield:	2027 Notes: 5.202% 2034 Notes: 5.445%

Coupon:	2027 Notes: 5.200% payable semi-annually 2034 Notes: 5.400% payable semi-annually

Price to Public:	2027 Notes: 99.995% 2034 Notes: 99.657%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	Prior to May 21, 2027 (one month prior to their maturity date) (the “2027 Par Call Date”), the 2027 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes to be redeemed, discounted to the redemption date (assuming the 2027 Notes matured on the 2027 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 15 basis points less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated June 17, 2024 (the “Preliminary Prospectus Supplements”).

On or after the 2027 Par Call Date, the 2027 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to March 21, 2034 (three months prior to their maturity date) (the “2034 Par Call Date”), the 2034 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2034 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes to be redeemed, discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

On or after the 2034 Par Call Date, the 2034 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP Number / ISIN Number:	2027 Notes: 67077M BC1/ US67077MBC10 2034 Notes: 67077M BD9 / US67077MBD92

Joint Book-Running Managers:

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Barclays Capital Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

ANZ Securities, Inc.

Evercore Group L.L.C.

U.S. Bancorp Investments, Inc.

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A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 22, 2024, as supplemented by a preliminary prospectus supplement, dated June 17, 2024, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by contacting CIBC World Markets Corp., toll-free at +1 (800) 282-0822; Goldman Sachs & Co. LLC, toll-free at +1 (866) 471-2526; J.P. Morgan Securities LLC, toll-free at +1 (212) 834-6081 and RBC Capital Markets, LLC, toll-free at +1 (866) 375-6829.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.